UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Skinvisible, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

830703104

(CUSIP Number)

Doreen McMorran

Skinvisible, Inc.

6320 South Sandhill Road, Suite 10, Las Vegas, NV 89120

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 78348J105	Schedule 13D/A

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Doreen McMorran
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 135,684,316 (1)
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 135,684,316 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,684,316
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.64% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

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(1)     Includes 1,809,066 shares held in her name, 87,583,576 shares of common stock that may be converted under the principal balance and accrued interest of debt conversion agreements with conversion prices ranging from $0.02 to $0.04 per share, warrants that may be exercised upon the above conversions to purchase one shares for every two shares acquired in the conversions amounting to 43,791,674 shares at prices ranging from $0.02 to $0.06 per share, options that may be exercised immediately to purchase options that may be exercised immediately to purchase 100,000 shares at a price of $0.04 per share, 500,000 shares at a price of $0.04 per share, options that may be exercised immediately to purchase 500,000 shares at a price of $0.05 per share and options that may be exercised immediately to purchase 1,400,000 shares at a price of $0.02 per share.

(2)     Based on a total of 123,835,319 shares of the Issuer’s common stock outstanding as of November 2, 2016, including the derivative securities set forth in Note 1 above which are deemed outstanding for purposes of computing the percentage of outstanding securities on this Schedule 13D/A.

This Schedule 13D Amendment No. 1 (this “Schedule 13D/A”) amends the following section of the Schedule 13D filed with the Securities and Exchange Commission on March 3, 2011 (the “Schedule 13D”).

Item 2.  IDENTITY AND BACKGROUND.

This Schedule 13D/A is being filed by Doreen McMorran, a citizen of Canada (the “Reporting Person”). The Reporting Person is currently employed by the Issuer as the head of Business Development. The Reporting Person’s business address is c/o Skinvisible, Inc. 6320 South Sandhill Road, Suite 10, Las Vegas, NV 89120.

During the last ten years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Schedule 13D is supplemented and amended by the information below.

1)       On June 30, 2012, the Issuer issued a promissory note to the Reporting Person in the principal amount of $171,564.22 in consideration of accrued salary and bonuses due from January 1, 2001 to June 30, 2011.The note bears interest at 10% per annum and matures on June 30, 2017. The note provides the Reporting Person the right to convert the principal amount of the loan into common stock at $0.04 per share at any time until June 30, 2017. If exercised, the Issuer also agreed to issue a three year warrant to purchase an aggregate amount of 2,144,553 shares of common shares at a strike price of $0.05 per share.

2)       On December 31, 2012, the Issuer issued a promissory note to the Reporting Person in the principal amount of $66,281.08 in consideration of accrued salary and bonuses due from July 1, 2013 to December 31, 2012. The note bears interest at 10% per annum and matures on December 31, 2017. The note provides the Reporting Person the right to convert the principal amount of the loan into common stock at $0.03 per share at any time until December 31, 2017. If exercised, the Issuer also agreed to issue a three year warrant to purchase an aggregate amount of 1,104685 shares of common shares at a strike price of $0.04 per share.

3)       On December 31, 2012, the Issuer granted the Reporting Person the right to convert accrued interest owed of $ 32,609.07 into commons stock at prices ranging from $0.025 to $0.04 per share. If exercised, the Issuer also agreed to issue a three year warrant to purchase an aggregate amount of 182,401 shares of common shares at a strike price of $.025 - .04 per share.

4)       June 30, 2013, the Issuer issued a promissory note to the Reporting Person in the principal amount of $43,661.87 in consideration of accrued salary and bonuses due from January 1, 2013 to June 30, 2013. The note bears interest at 10% per annum and matures on June 30, 2018. The note provides the Reporting Person the right to convert the principal amount of the loan into common stock at $0.03 per share at any time until June 30, 2018. If exercised, the Issuer also agreed to issue a three year warrant to purchase an aggregate amount of 727,700 shares of common shares at a strike price of $0.04 per share.

5)       On December 31, 2013, the Issuer issued a promissory note to the Reporting Person in the principal amount of $60,724.66 in consideration of accrued salary and bonuses due from July 1, 2013 to December 31, 2013. The note bears interest at 10% per annum and matures on December 31, 2018. The note provides the Reporting Person the right to convert the principal amount of the loan into common stock at $0.02 per share at any time until December 31, 2018. If exercised, the Issuer also agreed to issue a three year warrant to purchase an aggregate amount of 1,518,114 shares of common shares at a strike price of $0.03 per share.

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6)       On December 31, 2013, the Issuer granted the Reporting Person the right to convert accrued interest owed of $ $84,977 into commons stock at prices ranging from $0.025 to $0.04 per share. If exercised, the Issuer also agreed to issue a three year warrant to purchase an aggregate amount of 1,173,867 shares of common shares at a strike price of $.025 - ..04 per share.

7)       On June 30, 2014, the Issuer issued a convertible promissory note to the Reporting Person to convert her accrued compensation of $48,990.71 as of June 30, 2014 into common stock at $0.025 per share at any time until June 30, 2019. If exercised, the Issuer also agreed to issue a three year warrant to the Reporting Person to purchase an aggregate amount of 979,800 shares of common shares at a strike price of $0.03 per share.

8)       On December 31, 2014, the Issuer issued a convertible promissory note to the Reporting Person to convert her accrued compensation of $31,203 as of December 31, 2014 into common stock at $0.04 per share at any time until December 31, 2019. If exercised, the Issuer also agreed to issue a three year warrant to the Reporting Person to purchase an aggregate amount of 390,043 shares of common shares at a strike price of $0.05 per share.

9)       On December 31, 2014, the Issuer granted the Reporting Person the right to convert accrued interest owed of $46,702.62 into commons stock at prices ranging from $0.02 to $0.05 per share. If exercised, the Issuer also agreed to issue a three year warrant to purchase an aggregate amount of 722,981 shares of common shares at a strike price of $.025 - .04 per share.

10)   On December 31, 2015, the Issuer granted the Reporting Person the right to convert accrued interest owed of $88,560.32 into commons stock at prices ranging from $0.02 to $0.04 per share. If exercised, the Issuer also agreed to issue a three year warrant to purchase an aggregate amount of 1,264,422 shares of common shares at a strike price of $.025 - ..04 per share.

11)   On December 31, 2015, the Issuer granted the Reporting Person the right to convert her accrued compensation of $131,266 as of December 31, 2015 into common stock at $0.02 per share at any time until December 31, 2020. If exercised, the Issuer also agreed to issue a three year warrant to the Reporting Person to purchase an aggregate amount of 3,281,650 shares of common shares at a strike price of $0.02 per share.

12)   On Feb 10, 2016, the Reporting Person was granted a five year option to purchase 1,400,000 shares of common stock with an exercise price of $0.02 per share under the Issuer’s Stock Option Plan dated July 17, 2006.

13)   On June 30, 2016, the Issuer issued a promissory note to the Reporting Person in the principal amount of $78,870.40 in consideration of accrued salary and bonuses due from January 1, 2016 to June 30, 2016. The note bears interest at 10% per annum and matures on June 30, 2021. The note provides the Reporting Person the right to convert the principal amount of the loan into common stock at $0.02 per share at any time until June 30, 2021. If exercised, the Issuer also agreed to issue a three year warrant to purchase an aggregate amount of 1,971,760 shares of common shares at a strike price of $0.02 per share.

14)   On October 20, 2016, the Issuer renewed a convertible promissory note to the Reporting Person dated December 31, 2011 for her accrued compensation of $179,677.66 convertible into common stock at $0.01 per share at any time until December 31, 2019. If exercised, the Issuer also agreed to issue a three year warrant to the Reporting Person to purchase an aggregate amount of 8,983,900 shares of common shares at a strike price of $0.02 per share.

15)   On October 20, 2016, the Issuer renewed a convertible promissory note to the Reporting Person dated December 31, 2011 for her accrued compensation of $58,437.00 convertible into common stock at $0.01 per share at any time until December 31, 2019. If exercised, the Issuer also agreed to issue a three year warrant to the Reporting Person to purchase an aggregate amount of 2,921,800 shares of common shares at a strike price of $0.02 per share.

16)   On October 20, 2016, the Issuer renewed a convertible promissory note to the Reporting Person dated December 31, 2011 for her accrued compensation of $328,481.39 convertible into common stock at $0.01 per share at any time until December 31, 2019. If exercised, the Issuer also agreed to issue a three year warrant to the Reporting Person to purchase an aggregate amount of 16,424,000 shares of common shares at a strike price of $0.02 per share.

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Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the disclosure set forth under Items 3, 5 and 7 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

See attached promissory notes dated December 31, 2015 and June 30, 2016.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 2, 2016	By:	/s/ Doreen McMorran
Doreen McMorran

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